Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: (212) 455-2000

FACSIMILE: (212) 455-2502

Direct Dial Number (212) 455-2293	E-Mail Address rbekkerus@stblaw.com

FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

February 20, 2020

Re:             GFL Environmental Holdings Inc.

Registration Statement on Form F-1

Filed on July 19, 2019

CIK No. 0001780232

Asia Timmons-Pierce

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing and Construction

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Reference is hereby made to the above-captioned Registration Statement on Form F-1, as amended (the “Registration Statement”), of GFL Environmental Holdings Inc. (the “Company”) in connection with the initial public offering (the “Offering”) of shares of the Company’s subordinate voting shares, no par value (the “Common Stock”), by the Company.

The Company is providing the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with a supplemental submission (a) in respect of its response to comment #10 from the Staff’s comment letter dated September 6, 2019 regarding Amendment No. 1 to the above-referenced Registration Statement (the “September 2019 Comment Letter”) and (b) in respect of its response to comment #4 from the Staff’s comment letter dated January 21, 2020 regarding Amendment No. 6 to the above-referenced Registration Statement (the “January 2020 Comment Letter” and, together with the September 2019 Comment Letter, the “Comment Letters”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and the Response Letters (as defined below). The response and information described below are based upon information provided to us by the Company.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.

Securities and Exchange Commission	February 20, 2020

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[***]” in the copy filed electronically on EDGAR.

Stock-Based Compensation

We previously responded to the Staff’s comments contained in the September 2019 Comment Letter by a letter dated September 12, 2019 (the “September 2019 Response Letter”) and with a supplemental letter dated September 23, 2019 (the “September Supplemental Letter”). We previously responded to the Staff’s comments contained in the January 2020 Comment Letter by a letter dated February 3, 2020 (the “February 2020 Response Letter” and together with the September 2019 Response Letter, the “Response Letters”). In order to facilitate your review, we have replicated comment No. 4 contained in the January 2020 Comment Letter in its entirety below.

Critical Accounting Estimates and Judgments

Share-Based Compensation, page 134

4.                                      For any equity issuances subsequent to April 30, 2019 as well as any planned future equity issuances, please provide the following for each transaction:

•                  Please identify the parties, including any related parties as well as the purpose of the issuance;

•                  Please tell us how you accounted or will account for the issuance;

•                  Please tell us the nature of any consideration;

•                  Please tell us the fair value of your underlying common stock used and your basis for this fair value, including a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value;

•                  Please tell us the significant factors that contributed to differences in the fair value determined between each valuation date; and

•                  To the extent applicable, please reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

Response:

The Company supplementally advises the Staff that, based on current market conditions and the advice of the underwriters of the Offering, the Company currently anticipates that the

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.

Securities and Exchange Commission	February 20, 2020

price range for the Offering will be within the range of C$[***] to C$[***] per share, based on the USD-CAD exchange rate as of today’s date (which does not reflect an estimated [***]-for-1 reverse stock split that the Company plans to implement after effectiveness of the Registration Statement and immediately prior to completion of the Offering). The share and per share information set forth below in this supplemental letter have not been adjusted to reflect this estimated reverse stock split. The Company and the underwriters are currently preparing to begin the road show for the Offering the week of [***], 2020.

The anticipated price range and reverse stock split for the Offering are based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating performance in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range and reverse stock split to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) have not yet been determined and remain subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing anticipated price range and reverse stock split will not be subject to significant change.

As stated in the September 2019 Response Letter, in connection with the Recapitalization, the Existing Investor Group invested in the Company on May 31, 2018. The Recapitalization resulted from a process that was conducted by the Company with the assistance of financial and legal advisers and involved the participation of several sophisticated, global and national institutional investors. The terms of the Recapitalization were ultimately negotiated between the Prior Investor Group and the Existing Investor Group following extensive diligence conducted by the Existing Investor Group. Both groups of investors included sophisticated institutional investors with experience in investing in both North American and international private and public companies. Such investors had particular experience investing in the North American waste management industry. At the time of the Recapitalization, the Prior Investor Group and the Existing Investor Group were arms’-length parties with the exception of Patrick Dovigi and his affiliates who were part of both group of investors. The Recapitalization established the fair value of the Company’s shares at C$1.00 per share. Additional third party share exchange transactions involving the Existing Investor Group have also occurred at C$1.00 per share subsequent to the Recapitalization.

On November 14, 2018, after arms-length negotiation, the Company and Waste Industries executed the Waste Industries Merger, pursuant to which Waste Industries become a wholly-owned indirect subsidiary of the Company. To fund part of the consideration paid to the former owners of Waste Industries, the Company issued additional shares to the Existing Investor Group and the then-shareholders of Waste Industries. After an arms’-length negotiation, the Existing Investor Group, the former owners of Waste Industries and the Company agreed that

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.

Securities and Exchange Commission	February 20, 2020

the fair value of the Company’s shares at such time was C$1.00 per share. The Waste Industries Merger, and the terms thereof, were negotiated between arms’-length sophisticated investors. The Waste Industries Merger reaffirmed the fair value of the Company’s shares of C$1.00 per share established by the Recapitalization.

Between October 23, 2019 and November 5, 2019, the Company marketed an offering of its Subordinate Voting Shares. A significant portion of the indications of interest received during the marketing efforts of the Company were between US$[***] and US$[***] per share (or C$[***] to C$[***] per share before giving effect to the estimated [***]-for-1 reverse stock split that the Company would have effected in connection such prior offering of its Subordinate Voting Shares).

Issuances Subsequent to April 30, 2019

The Company has not issued any share based compensation or granted any stock awards since April 30, 2019 through to the date of this letter. The Company has made the following equity issuances since April 30, 2019:

•                  As noted in the September Supplemental Letter and disclosed in the Registration Statement, on September 25, 2019, the Company issued 57,653,200 shares of its Class J Non-Voting Common Shares, without par value, at C$1.10 per share, in exchange for approximately C$61,141,219 aggregate principal amount of PIK Notes, series B (the “Series B PIK Notes”), plus accrued and unpaid interest outstanding to such date (the “Exchange”). The Series B PIK Notes were issued in connection with the Waste Industries Merger, and the proceeds from the Series B PIK Notes were used to pay for part of the consideration for the Waste Industries Merger. The difference between C$1.10 per share and C$1.00 per share reflects the accumulation of interest since the issuance and foreign currency exchange rates. The Series B PIK Notes were cancelled following the Exchange. The Exchange was conducted in contemplation of the Offering, as the Company believes that repaying such Series B PIK Notes will enhance the proposed valuation of the Company’s Common Stock and reduce the market risk to conducting the Offering. The investors that participated in the Exchange were arms’-length third parties and included affiliates of HPS Investment Partners, LLC and PointNorth Capital, Inc.

•                  In November 2019, the board of directors of the Company determined that additional financing for the Company was required through an equity raise from existing investors of a minimum of C$350 million (the “Equity Financing”) and the incurrence of additional debt. On December 16, 2019, the Company raised US$775 million of secured and unsecured bonds. On January 31, 2020 and February 4, 2020, in connection with the Equity Financing, the Company issued to its existing investors (i) 190,971,702 of its Class A Non-Voting Common Shares, without par value, (ii) 95,000,000 of its Class B Non-Voting Common Shares, without par

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.

Securities and Exchange Commission	February 20, 2020

value, (iii) 44,876,646 Class H Non-Voting Common Shares, without par value, and (iv) 18,073,564 Class J Non-Voting Common Shares, in each case at C$1.00 per share for total consideration of C$348.9 million. The Company may issue up to an additional [***] non-voting common shares at C$1.00 per share as part of the Equity Financing. See “Certain Relationships and Related Party Transactions” and “Principal and Selling Shareholders” in the Registration Statement for more information about such investors’ existing investment in the Company.

•                  On December 5, 2019, after an arms’-length negotiation, the Company agreed to acquire all of the interests of County Waste. The acquisition closed on January 1, 2020 (the “County Acquisition”). The County Acquisition, and the terms thereof, were negotiated between arms’-length sophisticated investors. To fund part of the consideration paid to certain of the former owners of County Waste, the Company issued approximately 41,873,600 of its Class I Non-Voting Common Shares, without par value, at C$1.25 per share, the higher end of the indications of interest received in the prior marketing efforts of the Company. After an arms’-length negotiation, the Company and the former owners of County Waste agreed that the fair value of the Company’s shares at such time was C$1.25 per share.

•                  On December 16, 2019, after an arms’-length negotiation, the Company agreed to acquire all of the interests of American Waste. The acquisition closed on February 1, 2020 (the “American Waste Acquisition”). The American Waste Acquisition, and the terms thereof, were negotiated between arms’-length sophisticated investors. To fund part of the consideration paid to certain of the former owners of American Waste, the Company issued approximately 21,092,000 of its Class J Non-Voting Common Shares, without par value, at C$1.25 per share, the higher end of the indications of interest received during the prior marketing efforts of the Company. After an arms’-length negotiation, the Company and the former owners of American Waste agreed that the fair value of the Company’s shares at such time was C$1.25 per share.

The anticipated price range for the Offering has been determined with reference to several quantitative and qualitative factors, each of which contributed to the difference between the Company’s prior valuation of its Common Stock during the period from April 30, 2019 to January 31, 2020 and the midpoint of the anticipated offering price range of C$[***] per share. Specifically, the Company believes that the midpoint of the preliminary proposed offering price of C$[***] per share is greater than the fair value of its Common Stock that was estimated at the time of the prior stock awards primarily as a result of a combination of the following factors:

•                  Elevated Industry Performance. The industry in which the Company operates has experienced significant growth. Over the last twelve months ended January 31, 2020, the performance of the public company peer set to which the Company compares itself has significantly improved further supporting the anticipated

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.

Securities and Exchange Commission	February 20, 2020

valuation and Offering price range for the Company’s Common Stock. For example, one measure of enterprise value used in the industry is based on multiples of EBITDA (as shown in the table below). The mean of adjusted enterprise values based on multiples of EBITDA for the last twelve months ended January 31, 2020 improved to a multiple of [***]x from a multiple of [***]x for the last twelve months ended January 31, 2018. Additionally, the average trading prices of the public company peer set increased by approximately [***]% between May 31, 2018 and January 31, 2020. The peer set of environmental services companies considered in the above assessment included Waste Management, Republic Services and Waste Connections.

•                  Improved Financial and Operating Performance. In addition to the industry’s performance and valuation growth, the Company has also recently experienced financial growth and improved operating performance. Through a combination of organic growth and acquisitions, the Company has grown revenue in excess of its publicly-traded environmental services peers.

Based on discussions with the Company’s underwriters, the Company expects the Offering price of its Common Stock to be based in part on a multiple of the Company’s earnings. Investors in initial public offerings and existing public companies place value on growth trends reflected in an issuer’s financial performance. In the amendment to its Registration Statement filed on February 18, 2020, the Company reported revenues of C$3,346.9 million for Fiscal 2019, compared to C$1,224.8 million in the Successor 2018 Period and C$627.8 million in the Predecessor 2018 Period. In addition, the Company reported Adjusted EBITDA of C$825.8 million for Fiscal 2019, compared to C$282 million in the Successor 2018 Period and C$127.3 million in the Predecessor 2018 Period.

The Company has meaningfully grown revenue and Adjusted EBITDA for Fiscal 2019, which influenced the multiple used in determining the anticipated Offering price range.

•                  Acquisitions. The Company has completed over 100 acquisitions since 2007, generally at an average adjusted EBITDA multiple of 7.0x, excluding platform acquisitions. The Company’s growth strategy is to seek out accretive acquisitions of solid waste collection and disposal companies and customers in existing and adjacent markets to “tuck in” and integrate into already established branch facilities. The Company will continue to focus on accretive acquisitions, such as the margin-accretive acquisition of its first liquid waste platform in the United States in the fourth quarter of Fiscal 2018 and the Waste Industries Merger. Since April 30, 2019, the Company has completed acquisitions with estimated aggregate

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.

Securities and Exchange Commission	February 20, 2020

annualized revenue of approximately C$[***] million at an aggregate cost of approximately C$[***] million. The valuation of these acquisitions was approximately [***]x adjusted EBITDA. The Company completed these acquisitions at adjusted EBITDA multiples that are significantly less than the Company’s expected valuation and the mean of the adjusted enterprise values of [***]x for the public company peer set and therefore these acquisitions are expected to be accretive to the Company. The integration of these acquisitions and the synergies that the Company expects to realize from such acquisitions are expected to have a beneficial impact on the Company’s business and operations and impacted the price range to be set forth on the cover of the Company’s preliminary prospectus.

•                  Substantial Reduction of Debt Driving Common Stock Value. The Company’s current leverage exceeds the typical leverage of that for public companies. Accordingly, the Company expects to use all of the net proceeds from the Offering to repay indebtedness, which would result in a meaningful decrease of its leverage and an increase in the per share value of the Company’s Common Stock as reflected in the anticipated price range. The Company’s prior determinations of the fair value of its Common Stock did not assume any such reduction of indebtedness and therefore did not reflect the positive impact of the Company’s lower leverage to be realized in connection with the Offering.

•                  Enhanced Liquidity and Marketability of the Company’s Common Stock. There is no liquid market for the Company’s Common Stock. Since April 30, 2019, the Company has taken several steps toward the completion of an Offering, including the Company’s public filing of the Registration Statement and eight amendments thereto with the Commission, and various actions and approvals by the board of directors relating to the Offering. The valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable shares of Common Stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•                  Enhanced Balance Sheet and Financial Resources. A successful Offering will provide the Company with (i) proceeds to pay down existing debt, (ii) ready access to the equity and debt capital markets for public companies and (iii) a ‘currency’ with which to make strategic acquisitions as the board of directors may deem appropriate. These anticipated improvements in the Company’s financial position are expected to have a beneficial impact on the Company’s business and operations and, as a result, they influenced the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.

Securities and Exchange Commission	February 20, 2020

•                  Establishment of Dividend Policy. As disclosed in the Registration Statement, it is contemplated that the Company will establish a dividend policy under which it expects to pay periodic dividends to holders of its Common Stock after the Offering, although this payment will be at the discretion of the Company’s board of directors based on availability of funds. Based upon our discussions with the managing underwriters for the Offering, the establishment of a dividend policy following the Offering will have a positive impact on the valuation of the Company’s Common Stock over its pre-Offering valuation.

The table below reflects the impact of each of these factors on the difference between the valuation at the date of the Recapitalization and Waste Industries Merger as compared to the proposed midpoint of the price range in the Offering (all dollar amounts below listed in C$):

	Recapitalization Date (5/3/2018)			Waste Industries Merger Date (11/14/2018)			Prior Marketing Efforts (Low End)			Prior Marketing Efforts (High End)			Anticipated IPO Price Range (Low End)			Anticipated IPO Price Range (High End)
Run-Rate EBITDA (in millions)(1)	$	[***]		$	[***]		$	[***]		$	[***]		$	[***]		$	[***]
Multiple(2)	[***]		x	[***]		x	[***]		x	[***]		x	[***]		x	[***]		x
Enterprise value (in millions)	$	[***]		$	[***]		$	[***]		$	[***]		$	[***]		$	[***]
Debt (in millions)	$	[***]		$	[***]		$	[***]		$	[***]		$	[***]	(4)	$	[***]	(4)
Equity value (in millions)	$	[***]		$	[***]		$	[***]		$	[***]		$	[***]		$	[***]
Beginning share balance (in thousands)	[***]			[***]			[***]			[***]			[***]			[***]
New shares issued (in in thousands)	[***]			[***]		(3)	[***]			[***]			[***]		(5)	[***]		(5)
Total shares outstanding (in thousands)	[***]			[***]			[***]			[***]			[***]			[***]
Equity value per share	$	[***]		$	[***]		$	[***]		$	[***]		$	[***]		$	[***]

(1) Represents Run-Rate EBITDA as of the Recapitalization, the Waste Industries Merger and the Run-Rate EBITDA for 2020 as estimated by analysts of the five representatives of the underwriters in the Offering.

(2) Represents the range of EBITDA multiples to enterprise value of other public companies in our peer set.

(3) Represents new shares that were issued at the time of the Waste Industries Merger.

(4) Represents the amount of indebtedness that the Company expects to be outstanding after consummation of the Offering and application of the estimated net proceeds of the Offering.

(5) Represents the shares to be issued in the Offering, including the shares to be issued in connection with the Pre-Closing Capital Changes.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.

Securities and Exchange Commission	February 20, 2020

Given the considerations outlined above, the Company believes that the difference between the estimated value its Common Stock, as used for the purpose of calculating a charge in accordance with the requirements of IFRS 2 for stock awards granted over the past twelve months, and the midpoint of the price range for the Offering is reasonable.

*      *      *      *      *      *      *      *

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.

Please do not hesitate to call Ryan Bekkerus at (212) 455-2293 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Nudrat Salik
Al Pavot

GFL Environmental Holdings Inc.
Patrick Dovigi

Stikeman Elliott LLP
Jeffrey Singer
Jeffrey Hershenfield

Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick
Shane Tintle

Davies Ward Phillips & Vineberg LLP
Shawn McReynolds
Jennifer Grossklaus

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY GFL ENVIRONMENTAL HOLDINGS INC.